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                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]


                                PRESS RELEASE


Paris, February 2, 2005 - At the request of Elektrim and Deutsche Telekom ("DT"), the Warsaw court issued today a decision granting partial recognition of the award issued on November 26, 2004, by the Vienna arbitral tribunal in the dispute opposing DT to Elektrim. The Warsaw court's decision failed to take into account all the findings of Vienna award. More particularly, the Warsaw court's decision does not take into account the portion of the Vienna tribunal's award which decided that said tribunal had no jurisdiction over Elektrim Telekomunikacja ("Telco"). The Warsaw court's decision does not modify the terms of the Vienna arbitral award, which remains unenforceable against Telco and by no means constitutes a decision on the merits regarding the ownership of the PTC shares held by Telco.

Telco intends to appeal this decision in order to protect its participation in PTC. Vivendi Universal (Paris Bourse: EX FP; NYSE: V) is a 49% shareholder of Telco.



                                       ***

Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).

Important Disclaimer:
---------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the intention to appeal mentioned above may not materialize as planned; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
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